UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Genesis Park Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

G38245109

(CUSIP Number)

Doug Edwards
Crescent Park Management LP
1900 University Avenue, Suite 501
East Palo Alto, CA 94303
Telephone: (650) 285-4300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 7, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. G38245109

1.	Names of Reporting Persons. Crescent Park Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,547,125
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,547,125

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,547,125

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 15.6%

14.	Type of Reporting Person (See Instructions) IA, PN

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CUSIP No. G38245109

1.	Names of Reporting Persons. CPM GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,547,125
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,547,125

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,547,125

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 15.6%

14.	Type of Reporting Person (See Instructions) HC, OO

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CUSIP No. G38245109

1.	Names of Reporting Persons. Eli D. Cohen

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,547,125
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,547,125

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,547,125

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 15.6%

14.	Type of Reporting Person (See Instructions) HC, IN

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CUSIP No. G38245109

1.	Names of Reporting Persons. Crescent Park GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,547,125
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,547,125

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,547,125

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 15.6%

14.	Type of Reporting Person (See Instructions) OO

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CUSIP No. G38245109

1.	Names of Reporting Persons. Crescent Park Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,647,068
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,647,068

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,647,068

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 10.1%

14.	Type of Reporting Person (See Instructions) PN

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CUSIP No. G38245109

Item 1.	Security and Issuer

This statement relates to Class A Ordinary Shares (the “Stock”), of Genesis Park Acquisition Corp. (the “Issuer”). The principal executive office of the Issuer is located at 2000 Edwards Street, Suite B, Houston, Texas 77007.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Crescent Park Management, L.P. (“Crescent Park”), Crescent Park GP, LLC (“Crescent Park GP”), CPM GP, LLC (“CPM GP”), Crescent Park Master Fund, L.P. (“Master Fund”) and Eli D. Cohen (collectively, the “Filers”).

Master Fund and Crescent Park GP are filing this statement jointly with the other Filers, but not as a member of a group and they expressly disclaim membership in a group. In addition, filing this Schedule 13D on behalf of Master Fund should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any of the Stock covered by this Schedule 13D.

Each Filer disclaims beneficial ownership of the Stock except to the extent of that person’s pecuniary interest therein.

(b)	The business address of the Filers is 1900 University Avenue, Suite 501, East Palo Alto, California 94303

(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Crescent Park is an investment adviser to several private investment funds, including Master Fund (collectively, the “Funds”). CPM GP is the general partner of Crescent Park. Crescent Park GP is the general partner of the Funds. Mr. Cohen is the controlling person of Crescent Park and Crescent Park GP.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	For citizenship of the Filers, see Item 6 of each Filer’s cover page.

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CUSIP No. G38245109
Item 3.	Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing Class A Ordinary Shares and redeemable warrants to purchase Class A Ordinary Shares were as follows:

Purchaser	Source of Funds	Amount

The Funds	Working Capital	$25,828,455.21[1]

1 Includes $24,000,000 paid by the Funds for 2,400,000 of the Issuer’s Units (“Units”) on November 24, 2020, in connection with the Issuer’s initial public offering. Each Unit consists of one Class A ordinary share of the Issuer and one-half of one redeemable warrant entitling the holder to purchase one Class A ordinary share of the Issuer at a price of $11.50 per share.

Item 4.	Purpose of Transaction

The Filers acquired the Stock for investment purposes. Crescent Park intends to assist management of the Issuer in analyzing and conducting due diligence on potential acquisition targets identified by the Issuer. Accordingly, Crescent Park may make recommendations to Issuer’s directors and officers regarding potential acquisitions, mergers, reorganizations and liquidations of the Issuer and its subsidiaries.

The Filers will routinely monitor the Issuer regarding a wide variety of factors that affect their investment considerations, including, current and anticipated future trading prices of the Stock and other securities, the Issuer’s operations, assets, prospects, financial position, and business development, Issuer’s management, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, and other investment considerations. Depending on their evaluation of various factors, the Filers may take such actions regarding their holdings of the Issuer’s securities as they deem appropriate in light of circumstances existing from time to time. Such actions may include purchasing additional Stock in the open market, through privately negotiated transactions with third parties or otherwise, and selling at any time, in the open market, through privately negotiated transactions with third parties or otherwise, all or part of the Stock now owned or hereafter acquired by any of them. The Filers also may from time to time enter into or unwind hedging or other derivative transactions with respect to the Stock or pledge their interests in the Stock to obtain liquidity. In addition, from time to time the Filers and their representatives and advisers may communicate with other stockholders, industry participants and other interested parties about the Issuer.

On March 25, 2021, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Shepard Merger Sub Corporation, a Delaware corporation and direct, wholly owned subsidiary of the Issuer, Redwire, LLC, a Delaware limited liability company (“Holdings”) and Cosmos Intermediate, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of Holdings (the “Company”). In connection with the Merger Agreement, the Company and Holdings entered into a voting and support agreement (the “Voting Agreement”) with the Funds, pursuant to which the Funds have agreed (i) to vote in favor of adopting the Merger Agreement and the transactions contemplated thereby (the “Transactions”), amending and restating the Issuer’s amended and restated memorandum and articles of association and certain other matters at a special stockholders meeting and (ii) not elect to redeem the Stock or tender or submit it for redemption. Also in connection with the execution of the Merger Agreement, the Issuer entered into a subscription agreement (the “2021 Subscription Agreement”) with the Funds, pursuant to which the Funds have agreed to purchase shares of the Stock at a purchase price of $10.00 per share (the “PIPE Financing”). The closing of the PIPE Financing is conditioned on all conditions in the Merger Agreement having been satisfied or waived and other customary closing conditions, and the Transactions will be consummated immediately following the closing of the PIPE Financing. The 2021 Subscription Agreement provides for certain registration rights with respect to the Stock issued in the PIPE Financing and will terminate on the earlier to occur of the termination of the Merger Agreement and the mutual written agreement of the parties thereto.

The foregoing description of the Voting Agreement and the 2021 Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of each such agreement, which is incorporated herein by reference.

Other than as described above, the Filers have no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, the Filers may recommend action to the Issuer’s management, board of directors and stockholders. Any such actions could involve one or more of the events referred to in clauses (a) through (j) of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, change in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization.

Item 5.	Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer on the date hereof is reflected on that Filer’s cover page. The Filers engaged in the following transactions in the Issuer’s Class A Ordinary Shares in the 60 days preceding the date of this Schedule 13D:

Name	Purchase or Sale	Date	Manner Effected	Number of Shares	Price Per Share

The Funds	Purchase	4/5/2021	Public Market	57,098	$10.3949
The Funds	Purchase	4/6/2021	Public Market	36,100	$10.3392
The Funds	Purchase	4/7/2021	Public Market	63,927	$10.7155

The Filers engaged in the following transactions in Redeemable Warrants to purchase the Issuer’s Class A Ordinary Shares in the 60 days preceding the date of this Schedule 13D:

Name	Purchase or Sale	Date	Manner Effected	Number of Warrants	Price Per Warrant

The Funds	Purchase	4/5/2021	Public Market	28,276	$2.242
The Funds	Purchase	4/6/2021	Public Market	15,800	$2.2829
The Funds	Purchase	4/7/2021	Public Market	24,486	$2.2575
The Funds	Purchase	4/8/2021	Public Market	9,600	$2.3886

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the Voting Agreement and the 2021 Subscription Agreement described in Item 4 above, the Funds are parties to a Subscription Agreement dated November 18, 2020 (the “2020 Subscription Agreement”), with Genesis Park Holdings, the sponsor of the Issuer (the “Sponsor”), pursuant to which the Funds acquired a membership interest in the Sponsor for nominal consideration in connection with the purchase of the Units. The 2020 Subscription Agreement entitles the Funds to an aggregate interest in up to 11% of the founder shares of the Issuer held by the Sponsor, assuming an offering of $150,000,000 of Units, and subject to adjustment if the size of the Issuer’s initial public offering changes, if the underwriters exercise their overallotment option, if the Funds purchase fewer than 3,000,000 Units in the initial public offering or if the Funds do not hold a minimum number of ordinary shares at the time of the Issuer’s initial business combination.

The Funds’ interest in such founder shares will be treated the same in all material respects as the founder shares held by the Sponsor, except the Funds will forfeit their interest in the founder shares if they do not purchase a minimum number of Units sold in the Issuer’s initial public offering (subject to adjustment based on the size of the offering).

Pursuant to the 2020 Subscription Agreement, the Funds were not granted any material additional shareholder or other rights and were only issued a membership interest in the Sponsor with no right to control the Sponsor or vote or dispose of the founder shares (which will continue to be held by the Sponsor until following the Issuer’s initial business combination).

The foregoing description of the 2020 Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit A Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B Subscription Agreement among the Funds and the Sponsor, in the form attached as Exhibit 10.18 to the Issuer’s Form 8-K (No. 001-39733), filed on November 27, 2020, and incorporated herein by reference.

Exhibit C Voting and Support Agreement among the Funds, the Company and Holdings, in the form attached as Exhibit C to Amendment No. 1 to the Filers’ Schedule 13D, filed on March 30, 2021.

Exhibit D Subscription Agreement among the Funds and the Issuer, in the form attached as Exhibit 10.2 to the Issuer’s Form 8-K (No. 001-39733), filed on March 25, 2021, and incorporated herein by reference.

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CUSIP No. G38245109

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2021

/s/ Eli D. Cohen Eli D. Cohen
Crescent Park Management, L.P. By: /s/ Eli D. Cohen Name: Eli D. Cohen Title: Manager of General Partner	Crescent Park Master Fund, L.P. By Crescent Park GP, LLC, its Manager By: /s/ Eli D. Cohen Name: Eli D. Cohen Title: Manager of General Partner
CPM GP, LLC By: /s/ Eli D. Cohen Name: Eli D. Cohen Title: Manager of General Partner	Crescent Park GP, LLC By: /s/ Eli D. Cohen Name: Eli D. Cohen Title: Manager of General Partner

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CUSIP No. G38245109

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D, Schedule 13G or forms 3, 4 or 5 (and any amendments or supplements thereto) required under section 13(d) or 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint Crescent Park Management LP, a Delaware limited partnership, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Act, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: April 9, 2021

/s/ Eli D. Cohen Eli D. Cohen
Crescent Park Management, L.P. By: /s/ Eli D. Cohen Name: Eli D. Cohen Title: Manager of General Partner	Crescent Park Master Fund, L.P. By Crescent Park GP, LLC, its Manager By: /s/ Eli D. Cohen Name: Eli D. Cohen Title: Manager of General Partner
CPM GP, LLC By: /s/ Eli D. Cohen Name: Eli D. Cohen Title: Manager of General Partner	Crescent Park GP, LLC By: /s/ Eli D. Cohen Name: Eli D. Cohen Title: Manager of General Partner